November 8, 2021

VIA EDGAR

Ronald E. Alper

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	OmniLit Acquisition Corp.
Registration Statement on Form S-1
File No. 333-260090

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of OmniLit Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Washington D.C. time, on November 8, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Harter Secrest & Emery LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, approximately 700 copies of the preliminary prospectus dated November 1, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

Imperial Capital, LLC
as representative of the several underwriters

Imperial Capital, LLC

By:	/s/ Peter Bennitt
Name:	Peter Bennitt
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]